

Mailstop 3233

April 18, 2016

<u>Via E-mail</u>
Harold Hofer
Chief Executive Officer
Rich Uncles NNN REIT, Inc.
3080 Bristol Street Suite 550
Costa Mesa, CA 92626

> **Re: Rich Uncles NNN REIT, Inc.**
> **Amendment No. 7 to Registration Statement on Form S-11**
> **Filed March 25, 2016**
> **File No. 333-205684**

Dear Mr. Hofer:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 17, 2016 letter.

<u>General</u>

1.   We note your response to comment 2 of our letter, including the line item in your tabular template indicating that the subordinated participation fee, as determined by the board, is deducted in calculating NAV. However, we also note your response to comment 5 of our letter and your statement on page 50 that the subordinated participation fee consists of "(i) 40.0% of the amount by which the increase in NAV per share exceeds the highest previous NAV per share as determined by the board of directors (or $10.00 per share if no such determination has been made) less any prior return of capital, and (ii) 40.0% of the amount by which distributions to stockholders for the year exceed a 6.5% return on the purchase price of their shares." Please advise us how the subordinated participation fee will be deducted in calculating NAV when it is based in part on the calculation of NAV. As applicable, please revise your disclosure to more specifically explain how the subordinated participation fee will be deducted in calculating NAV.

Prospectus Cover Page

2.   Please confirm that your cover page will not exceed one page. To that end, we note the second paragraph states that your total upfront expenses are significantly less than those of other non-exchange listed public REITs that do pay commissions and fees and the third paragraph states your goal is to generate a relatively predictable and stable current stream of income. Please remove these statements, which may be more appropriate in the summary. Refer to Item 501 of Regulation S-K.

Prospectus Summary

Who is our sponsor, and what role will it play?, page 1

3.   We note your statement that your sponsor was founded to make direct real estate investment easier and less expensive for the small investor. Please revise to clarify that your investors are not investing directly in real estate and will continue to pay significant fees or advise. In this regard and without limitation, we note the organization and offering expenses to be reimbursed to your sponsor, asset management fee payable to your advisor and subordinated participation fee payable to your advisor.

How will your sponsor and advisor be compensated for their services?

Subordinated Participation Fee, page 4

4.   We note your response to comment 5 of our letter and your revised disclosure on page 50. Please revise your disclosure in this section and in the fee table on page 45 to clarify that the advisor is entitled to payment of both (i) 40.0% of the amount by which the increase in NAV per share exceeds the highest previous NAV per share as determined by the board of directors (or $10.00 per share if no such determination has been made) less any prior return of capital, and (ii) 40.0% of the amount by which distributions to stockholders for the year exceed a 6.5% return on the purchase price of their shares for years in which distributions to shareholders meet or exceed a cumulative, non-compounded 6.5% return on the purchase price of their shares.

Risk Factors, page 14

Because we are selling our shares directly to the public, our stockholders will not have the benefit…, page 15

5.   We note your statement that stockholders will not have the benefit of an independent review and investigation of this offering of the type normally performed by an unaffiliated, independent underwriter in a public securities deal. Please revise to clarify whether an independent due diligence review is customarily performed in other non-listed REIT offerings or advise. In addition, please more specifically describe how the

absence of an independent due diligence review increases the risks and uncertainties faced by stockholders.

Valuation Policies, page 47

6.	We note your response to comment 2 of our letter. Please revise your disclosure to discuss in more detail the basis on which the board may adjust individual real estate asset values upward or downward. In addition, please consider revising your tabular template to provide separately your real estate assets and real estate liabilities.

Prior Performance, page 71

7.	We note your prior performance tables. Please revise the headers of your tables to be consistent with the table headers used in Industry Guide 5.

Table 4 – Operating Results of Prior Programs, page 75

8.	With respect to the source of cash distributions to investors set forth in each Table 4, please revise to separately quantify, as applicable, the source of distributions from (i) operations, (ii) the sale of properties, (iii) financing and (iv) offering proceeds. To the extent distributions are sourced from a "return of capital," please clarify, if true, distributions are sourced from offering proceeds or advise.

You may contact Paul Cline, Staff Accountant, at 202-551-3851 or Eric McPhee, Senior Staff Accountant, at 202-551-3693 if you have questions regarding comments on the financial statements and related matters. Please contact Sara von Althann, Attorney-Advisor, at 202-551-3207 or me at 202-551-3401 with any other questions.

Sincerely,

/s/ Jennifer Gowetski

Jennifer Gowetski
Senior Counsel
Office of Real Estate and Commodities

cc:	Lee Polson, Partner
	Strasburger & Price, LLP